Filed pursuant to Rule 433

Registration File No. 333-175901

Relating to the

Preliminary Prospectus Supplement

dated December 4, 2013

(To Prospectus dated September 9, 2011)

PRICING TERM SHEET

RAIT Financial Trust

4.00% Convertible Senior Notes due 2033

December 5, 2013

The information in this pricing term sheet relates only to RAIT Financial Trust’s offering (the “Offering”) of its 4.00% Convertible Senior Notes due 2033 and should be read together with (i) the preliminary prospectus supplement dated December 4, 2013 relating to the Offering, including the documents incorporated by reference therein, filed pursuant to Rule 424(b) under the Securities Act of 1933 (the “Preliminary Prospectus Supplement”) and (ii) the accompanying prospectus contained in Registration Statement No. 333-175901.

Issuer:	RAIT Financial Trust, a Maryland real estate investment trust

Ticker / Exchange for Common Shares:	RAS/ The New York Stock Exchange (“NYSE”)

Title of Securities:	4.00% Convertible Senior Notes due 2033 (the “Notes”)

Aggregate Principal Amount Offered:	$125,000,000 aggregate principal amount of the Notes (or a total of $143,750,000 aggregate principal amount of the Notes if the underwriters exercise in full their option to purchase additional Notes)

Maturity Date:	October 1, 2033, unless earlier repurchased or converted

Price to Public:	99% of principal amount plus accrued interest, if any, from December 10, 2013

Interest Rate:	4.00% per annum, accruing from December 10, 2013

Interest Payment Dates:	October 1 and April 1 of each year, beginning on April 1, 2014

Last Reported Sale Price:	$8.51 per share of the Issuer’s common shares on the NYSE on December 4, 2013

Conversion Premium:	12.5% above the Last Reported Sale Price

Initial Conversion Rate:	104.4523 common shares per $1,000 principal amount of Notes

Initial Conversion Price:	Approximately $9.57 per share of the Issuer’s common shares

Aggregate Underwriting Discount:	$2,500,000 ($2,875,000 if the underwriters exercise in full their option to purchase additional Notes)

Net Proceeds:

The estimated net proceeds from the sale of the Notes in this offering will be approximately $120.9 million (or approximately $139.1 million if the underwriters exercise in full their option to purchase additional Notes), after deducting underwriting discounts and the Issuer’s estimated offering expenses.

The Issuer intends to use a portion of the net proceeds from the sale of the Notes to repurchase or repay a portion of its indebtedness, including the potential repurchase of its 7.00% Convertible Senior Notes which mature on April 1, 2031 (the “2031 Notes”). The Issuer also intends to use approximately $8.8 million of the net proceeds of this offering to fund payment of the cost of the capped call transaction described below that the Issuer has entered into with Barclays Bank PLC, an affiliate of Barclays Capital Inc., as the hedge counterparty. Any remaining net proceeds from the sale of the Notes will be used for working capital and general trust purposes. If the underwriters exercise their option to purchase additional Notes, the Issuer intends to use a portion of the net proceeds from the sale of additional Notes to fund the Issuer’s entry into an additional capped call transaction with the hedge counterparty.

Pricing Date:	December 4, 2013

Closing Date:	December 10, 2013

Joint Book-Running Managers:	Barclays Capital Inc. and Deutsche Bank Securities Inc.

Co-Manager:	JMP Securities LLC

Settlement:	DTC

CUSIP / ISIN:	749227AB0 / US749227AB06

Adjustment to Conversion Rate Upon a Make-Whole Fundamental Change:	The following table sets forth the number of additional shares of the Issuer’s common stock by which the conversion rate will be increased for conversions in connection with a make-whole fundamental change per $1,000 principal amount of Notes based on the stock price and effective date in such make-whole fundamental change:

	Share Price
Effective Date	$8.51	$9.00	$9.57	$10.00	$10.50	$11.00	$11.50	$12.00	$13.00	$14.00	$20.00
December 10, 2013	13.0565	9.9743	7.1532	5.4475	3.8634	2.6334	1.0011	0.1791	0.1343	0.0896	0.0448
October 1, 2014	13.0565	9.8523	6.9547	5.2075	3.5906	2.3362	0.6547	0.0409	0.0307	0.0205	0.0102
October 1, 2015	13.0565	9.8474	6.8602	5.0742	3.4339	2.1771	0.5327	0.0307	0.0230	0.0153	0.0077
October 1, 2016	13.0565	9.7897	6.6456	4.7950	3.1215	1.8687	0.2924	0.0205	0.0153	0.0102	0.0051
October 1, 2017	13.0565	9.4220	5.9770	4.0255	2.3449	1.1568	0.0409	0.0102	0.0077	0.0051	0.0026
October 1, 2018	13.0565	6.6588	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock price and effective date may not be set forth in the table above, in which case:

•	if the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices or the earlier and later effective dates, as applicable, based on a 365-day year;

•	if the stock price is more than $20.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate; and

•	if the stock price is less than $8.51 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the total number of shares of the Issuer’s common stock issuable upon conversion exceed 117.5088 per $1,000 principal amount of Notes, subject to adjustment in the same manner, at the same time and for the same events as the conversion rate as set forth under “Description of Notes—Conversion Rate Adjustments” in the Preliminary Prospectus Supplement.

Capped Call Transaction:	In connection with the pricing of the Notes, the Issuer has entered into a capped call transaction with Barclays Bank PLC, an affiliate of Barclays Capital Inc., as the hedge counterparty. The capped call transaction is expected generally to reduce the potential dilution upon conversion of the Notes and/or reduce the Issuer’s exposure to potential cash payments that may be required to be made by the Issuer upon conversion of the Notes.

The strike price of the capped call transaction will initially correspond to the conversion price of the Notes, and is subject to certain adjustments under the terms of such capped call transaction. The cap price of the capped call transaction will initially be approximately $11.91, which represents a premium of approximately 40% over the Last Reported Sale Price, and is also subject to certain adjustments under the terms of such capped call transaction.

Additional Material U.S. Federal Income Tax Considerations:

The following supplements “Risk Factors – Risks Related to the Notes ” appearing in the Preliminary Prospectus Supplement:

You should consider the U.S. federal income tax consequences of owning the notes.

The notes will be treated as issued with original issue discount, or OID, for U.S. federal income tax purposes if (as expected) the stated redemption price at maturity of the notes exceeds their issue price, subject to a statutory de minimis exception. If the notes are issued with OID, U.S. holders will be required to include such OID in their gross income for U.S. federal income tax purposes as it accrues, regardless of their method of accounting. U.S. holders should be aware that the amount of interest (including OID) that a holder is required to include in gross income for each year for U.S. federal income tax purposes will exceed the amount of cash interest that is received by the holder during each such year. Special rules will apply to a holder that is not a U.S. person for U.S. federal income tax purposes.

The following replaces “Additional Material U.S. Federal Income Tax Considerations – Taxation of Holders of the Notes – U.S. Holders – Interest” appearing in the Preliminary Prospectus Supplement:

Original Issue Discount. The notes will be treated as being issued with OID for U.S. federal income tax purposes if the stated redemption price at maturity of the notes exceeds their issue price, subject to a statutory de minimis exception.

If, as is likely, the maturity date of the notes for purposes of the OID regulations is October 1, 2018 (the date on which holders first have the right to require us to repurchase the notes), it is expected that the notes will be treated as issued with more than de minimis OID. Consequently, a U.S. holder (whether a cash or accrual method taxpayer) will be required to include in income all OID in gross income as it accrues on a constant yield to maturity basis, before the receipt of cash payments attributable to this income. The amount of OID includible in gross income by a U.S. holder of a note for a taxable year will be the sum of the daily portions of OID with respect to the note for each day during that taxable year on which the U.S. holder holds the note. The daily portion is determined by allocating to each day in an “accrual period” a pro rata portion of the OID allocable to that accrual period. The OID allocable to any accrual period will equal (a) the product of the adjusted issue price of the note as of the beginning of such period and the note’s yield to maturity less (b) the qualified stated interest allocable to that accrual period. The adjusted issue price of a note as of the beginning of any accrual period will equal its issue price, increased by the amount of OID previously includable in the gross income of the applicable U.S. holder, and decreased by the amount of any payments (other than payments of qualified stated interest) made on the note.

A U.S. holder’s tax basis in a note will be increased by the amount of OID that is includible in the holder’s gross income. We will furnish annually to the IRS and to the U.S. holders (other than with respect to certain exempt holders, including, in particular, corporations) information with respect to the OID accruing while such U.S. holders hold the notes. A U.S. holder will not be required to recognize any additional income upon the receipt of any payment on the notes that is treated as OID, but will be required to reduce its tax basis in the notes by the amount of such payment.

Treatment of Stated Interest. Stated interest on the notes will be treated as “qualified stated interest” and will be taxable to U.S. holders as ordinary interest income as the interest accrues or is paid in accordance with the holder’s regular method of accounting.

The following supplements “Additional Material U.S. Federal Income Tax Considerations – Taxation of Holders of the Notes – U.S. Holders – Sale, exchange, redemption or other taxable disposition of notes” appearing in the Preliminary Prospectus Supplement:

A U.S. holder’s adjusted tax basis in a note generally will be equal to the holder’s initial tax basis in the notes, increased by any OID includible in income by the U.S. holder, and reduced by the amount of any payments received by the U.S. holder, other than payments of qualified stated interest.

The following supplements “Additional Material U.S. Federal Income Tax Considerations – Taxation of Holders of the Notes – U.S. Holders – Backup withholding and information reporting” appearing in the Preliminary Prospectus Supplement:

U.S. holders of notes may be subject, under certain circumstances, to information reporting and backup withholding on cash payments of principal and premium, if any, and interest (including OID) and on the gross proceeds from dispositions of notes.

The following replaces the first sentence of the first paragraph under “Additional Material U.S. Federal Income Tax Considerations – Taxation of Holders of the Notes – Non-U.S. Holders – Interest” appearing in the Preliminary Prospectus Supplement:

Interest (including OID) paid to a non-U.S. Holder will not be subject to U.S. federal income or withholding tax if the interest is not effectively connected with the non-U.S. Holder’s conduct of a trade or business within the United States, and the non-U.S. Holder:

•    does not actually or constructively own 10% or more of the total combined voting power of all our voting shares;

•    is not a “controlled foreign corporation” with respect to which we are a “related person” within the meaning of Section 864(d)(4) of the Code;

•    is not a bank that received such notes on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of a trade or business; and

•    provides the appropriate certification as to the non-U.S. Holder’s foreign status.

The following replaces the last paragraph under “Additional Material U.S. Federal Income Tax Considerations – Taxation of Holders of the Notes – Non-U.S. Holders – Interest” appearing in the Preliminary Prospectus Supplement:

If the non-U.S. Holder does not qualify for an exemption under these rules, interest income from the notes (including OID) may be subject to withholding tax at the rate of 30% (or lower applicable treaty rate) at the time such interest is paid. The payment of interest that is effectively connected with a U.S. trade or business (and, if required by an applicable tax treaty, is attributable to a U.S. permanent establishment or fixed base maintained by the non-U.S. Holder), however, would not be subject to a 30% withholding tax so long as the non-U.S. Holder provides us or our paying agent an adequate certification (currently on IRS Form W-8ECI), but such interest would be subject to U.S. federal income tax on a net basis at the rates applicable to U.S. persons generally. In addition, if the non-U.S. Holder is a foreign corporation and the payment of interest (including OID) is effectively connected with the conduct of a U.S. trade or business, the non-U.S. Holder may also be subject to a 30% (or lower applicable treaty rate) branch profits tax. To claim the benefit of a tax treaty, the non-U.S. Holder must provide a properly executed IRS Form W-8BEN before the payment of interest and the non-U.S. Holder may be required to obtain a U.S. taxpayer identification number and provide documentary evidence issued by foreign governmental authorities to prove residence in the foreign country.

The following replaces the first sentence under “Additional Material U.S. Federal Income Tax Considerations – Taxation of Holders of the Notes – Non-U.S. Holders – FATCA withholding” appearing in the Preliminary Prospectus Supplement:

Recent legislation, recently finalized Treasury regulations and IRS guidance impose U.S. withholding tax on interest payments (including OID) for payments made after June 30, 2014 and gross proceeds (including payments of principal) of interest-bearing obligations for payments made after December 31, 2016 to certain foreign financial institutions and non-financial foreign entities (or U.S. Holders holding through foreign accounts or foreign intermediaries) if certain disclosure requirements related to U.S. accounts or ownership are not satisfied.

The following replaces the first sentence under “Additional Material U.S. Federal Income Tax Considerations – Taxation of Holders of the Notes – Non-U.S. Holders – Backup withholding and information reporting” appearing in the Preliminary Prospectus Supplement:

Information reporting requirements and backup withholding generally will not apply to payments on a note (including OID) to a non-U.S. Holder if the certification described under “– Non-U.S. Holders – Interest” is duly provided by such holder, provided that the withholding agent does not have actual knowledge or reason to know that the holder is a U.S. person.

The issuer has filed a registration statement (including a prospectus, dated September 9, 2011, and a related preliminary prospectus supplement, dated December 4, 2013) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the related preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays toll-free at 1-888-603-5847 or Deutsche Bank Securities at 1-800-503-4611.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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